Via Facsimile and U.S. Mail
Mail Stop 6010

November 20, 2007

Jeffrey P. McMullen
President and Chief Executive Officer
PharmaNet Development Group, Inc.
504 Carnegie Center
Princeton, NJ 08540

Re: PharmaNet Development Group, Inc.
**   Form 10-K for Fiscal Year Ended December 31, 2006**
**   Filed March 22, 2007**
**   File No. 001-16119**

Dear Mr. McMullen:

      We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief